02023489

0-F 8-5-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED
JUL 17 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 050780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Rivenet Securities, LLC
NN: Wealthsense Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 North Michigan Avenue Suite 402
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Novak (312) 755-8760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

33 West Monroe Street (Address) Chicago (City) IL (State) 60603 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Uf 8-5-02

OATH OR AFFIRMATION

I, ___________Neal Appelbaum______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Rivenet Securities LLC____, as of ________December 31__________________________, 2001_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

____Financial and Operations Prinicipal________
Title

Notary Public

"OFFICIAL SEAL"
JOYCELYN RAY
COMMISSION EXPIRES 04/04/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member of
Rivenet Securities LLC:

We have audited the accompanying statements of financial condition of **RIVENET SECURITIES LLC** (a Wisconsin limited liability company and wholly owned subsidiary of Rivenet.com Inc., a Delaware corporation in the development stage, see Note 1) as of December 31, 2001 and 2000, and the related statements of operations, member's equity and cash flows for the year ended December 31, 2001 and for the period from August 9, 2000 through December 31, 2000 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rivenet Securities LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period from August 9, 2000 through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the continued operations of the Company directly depend on the success of future operations of its parent. The recurring losses from operations incurred by its parent raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
March 15, 2002

RIVENET SECURITIES LLC
(a development stage company)

STATEMENTS OF FINANCIAL CONDITION

As of December 31, 2001 and 2000

ASSETS	2001	2000
CURRENT ASSETS:		
Cash	**$ 146,447**	$ 64,315
Commissions receivable	**6,330**	138,854
Prepaid expenses	**24,131**	-
Total current assets	**$ 176,908**	$203,169
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payable to parent	**$ 27,650**	$ 1,480
Deferred revenue	**3,055**	131,770
Total liabilities	**30,705**	132,250
MEMBER'S EQUITY:		
Member's equity	**146,203**	69,919
Total liabilities and member's equity	**$ 176,908**	$203,169

The accompanying notes to financial statements are an integral part of these statements.

RIVENET SECURITIES LLC
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

On August 9, 2000, Rivenet.com Inc. (the "Parent") purchased 100% of NGL Securities, a registered broker/ dealer. On August 23, 2000, NGL Securities changed its name to Rivenet Securities, LLC (the "Company").

The Company is a broker/dealer registered with the National Association of Securities Dealers ("NASD") and the U.S. Securities and Exchange Commission (the "SEC"). A broker is defined by the NASD as "an individual or firm who acts as an intermediary between a buyer and seller, usually charging a commission." A dealer is defined as "any person or company in the business of buying and selling securities for his or her own account, through a broker or otherwise." Broker/dealers are NASD member firms that act as securities dealers or brokers, or perform both functions. By nature of the definition and the securities business of the Company, it is a broker/dealer and authorized by the NASD through a membership agreement to conduct the following securities business: mutual funds on an application way basis and variable life insurance or annuities on an application way basis.

The continued operations of the Company are dependant on the viability and success of future operations of its Parent, which operates as a development stage enterprise. The Parent designs, implements and administers supplemental compensation plans for corporations; the business sold through the Company serves as the underlying insurance products for these plans. The Parent pays all monthly fixed expenses of the Company and other additional expenses that may occur from time to time under the terms of an intercompany expense agreement. Through December 31, 2001, the Parent has incurred an accumulated deficit of approximately $7.9 million on a consolidated basis. The Parent has yet to generate significant revenues from operations and has no assurance of future revenues. Management, however, has a growth plan for the consolidated entity based on its marketing strategies and the level of funding available from its investors. Refer to Note 5 for further information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies of the Company are as follows:

Revenue Recognition

The Company receives commissions upon the sale of insurance products, based on the underlying commission structure of the insurance product sold, and recognizes commission revenue when a valid contract exists with the policyholder and the underlying commission has been received. First-year commissions are received at the time the policy application is substantially completed, the premium is paid and the insured party is contractually committed to purchase the insurance policy. Renewal commissions are received on the subsequent anniversaries of the date of issue of such insurance products.

Certain of the insurance products sold require the Company's Parent to provide ongoing services to the policyholders. In these cases, the Company will defer and recognize commission revenue as income over the period in which these services will be provided to the policyholder, which generally approximates one year and coincides with the date of issue and subsequent anniversaries of the insurance product. Any other fees related to future services to be provided by the Company or its Parent will be recognized as the services are rendered.

Income Taxes

The Company is organized as a limited liability company. For federal and state tax purposes, any tax liability will be the obligation of the owner. Accordingly, no amounts representing current or deferred tax liabilities have been recorded in the financial statements.

Significant Customers

Three customers accounted for 90% of the Company's revenues for the year ended December 31, 2001, while one customer accounted for 100% of revenues for the period from August 9, 2000 through December 31, 2000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMITMENTS

Although the Company has no further obligations with regard to the insurance policyholders, the Company's Parent has agreed to provide ongoing administrative services to certain of these policyholders. The Parent does not charge policyholders directly for the administrative services provided; rather, the fees for these services are part of the total commission received by the Company over the period in which these services are rendered. The Parent charges the Company a management fee to support the administrative services being provided to policyholders. The amount of management fees paid to the Parent was $250,000 for the year ended December 31, 2001.

4. CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the NASD, the Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1") which requires that net capital, as defined, shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis, but at December 31, 2001, the Company had net capital and net capital requirements of $120,048 and $ 5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 0.23 to 1. The withdrawal of equity from the Company is subject to more restrictive requirements than minimum net capital requirements.

5. GOING CONCERN OF PARENT

The continued operations of the Company directly depend on the viability and success of future operations of its Parent. As a result of recurring operating losses incurred by the Parent in 2001, it is uncertain whether the Parent has sufficient financial resources available to fund its future operations and continue as a going concern.

The Parent is currently in the development stage of operations and its ability to continue as a going concern directly depends on the amount of capital financing contributed by its investors and available for use in current and future operations. Due to the financial condition of the Parent at December 31, 2001, these investors contributed $1,300,000 of additional capital financing to provide for its continued operations subsequent to year-end.

On March 15, 2002, the Board of Directors of the Parent entered into an agreement to merge the Parent with RN Merger Inc. ("RN Merger"), a wholly owned subsidiary of RVN Holdings Inc. ("RVN Holdings"). As a result, RVN Holdings became the ultimate parent of the Company. In connection with the merger, RVN Holdings contributed cash of approximately $4,000,000 to the Parent and assigned a promissory note in the principal sum of $3,000,000 to RN Merger. The funds committed under the promissory note were extended by a potential investor, are due and payable by September 30, 2002, and have been unconditionally and irrevocably guaranteed by Lunn Partners LLC, a current investor in RVN Holdings.

As a result of the merger and the additional funding committed to the Parent, management believes the Company will be able to continue as a going concern. However, assurance can not be given that the funds committed will be received and that future operations of the Parent will be successful and, therefore, the Parent may require additional capital financing from its investors that may not be available to it.